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                           April 14, 2022

       Diana Chafey
       Chief Legal Officer
       ATI Physical Therapy, Inc.
       790 Remington Boulevard
       Bolingbrook, Illinois 60440

                                                        Re: ATI Physical
Therapy, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2022
                                                            File No. 333-264243

       Dear Ms. Chafey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Alexander D. Lynch,
Esq.